[Letterhead of Log On America, Inc.]

                                                            May 24, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D. C. 20549

                        Re:   Log On America, Inc.
                              Form S-3 filed October 24, 2001
                              Amendment No. 1 filed November 16, 2001
                              File No. 333-72132

Ladies and Gentlemen:

      Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Log On America, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-3 filed on October 24, 2001 (File No. 333-72132), including Amendment No. 1 filed on November 16, 2001 and all exhibits thereto (the "Registration Statement").

      No securities were sold in connection with the offering described in the Registration Statement. The Registration Statement has not been declared effective by the Commission.

      The Company has determined that due to its delisting from the Nasdaq National Market and late filings of its reports during the past twelve months, it is no longer qualified to use Form S-3 for the intended offering.

      If you have any questions or comments regarding the foregoing, please call the undersigned at (401) 459-6299 or our counsel at Silverman Sclar Byrne Shin & Byrne P.C. - John Shin at (212) 779-8600.

                                                     Very truly yours,

                                                     /s/ David Paolo
                                                     -------------------------
                                                     David Paolo
                                                     President
                                                     Log On America, Inc.